UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXTRAORDINARY REPORT REGARDING MATTERS RESOLVED AT THE 30TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

On June 29, 2015, the registrant filed with the Director General of the Kanto Local Finance Bureau an Extraordinary Report regarding matters resolved at the registrant’s 30th Ordinary General Meeting of Shareholders held on June 26, 2015 pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: June 29, 2015

1.	Reasons for filing

At the 30th Ordinary General Meeting of Shareholders of Nippon Telegraph and Telephone Corporation (“NTT”) held on June 26, 2015, matters were resolved as stated below. NTT is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters to be reported

(1)	Date the Ordinary General Meeting of Shareholders was held:

June 26, 2015

(2)	Matters resolved:

First Item Distribution of Earned Surplus

1.	Matters relating to year-end dividends

i.	Type of asset to be distributed: Cash

ii.	Matters relating to allotment of dividends and total amount of dividends to be distributed:

Per share of common stock:	¥90
Total amount of dividends:	¥95,273,966,610

iii.	Date on which the dividend becomes effective: June 29, 2015

Second Item Partial Amendments to Articles of Incorporation

i.	Pursuant to the Act for Partial Revision of the Companies Act (Act No. 90 of 2014), as the scope of limitation of liability agreements for Members of the Board and Audit & Supervisory Board Members has broadened, certain provisions relating to exemptions from liability for Members of the Board and Audit & Supervisory Board Members have been amended.

ii.	Pursuant to Article 6 of the Act on Nippon Telegraph and Telephone Corporation, Etc. (Act No. 85 of 1984), the Company may make distributions of surplus to foreign shareholders and other shareholders who were previously restricted from being entered or registered on the Company’s register of shareholders.

Third Item Election of One Member of the Board

One Member of the Board was elected: Takashi Hiroi.

Fourth Item Election of Five Audit & Supervisory Board Members

Five Audit & Supervisory Board Members were elected: Kiyoshi Kosaka, Akiko Ide, Michiko Tomonaga, Seiichi Ochiai and Takashi Iida. Michiko Tomonaga, Seiichi Ochiai and Takashi Iida are Outside Audit & Supervisory Board Members.

(3)	Status of voting rights:

Number of shareholders holding voting rights	750,588 shareholders
Total number of voting rights	10,570,940 voting rights

(4)	Number of voting rights exercised for approval or disapproval of or abstention from matters resolved, requirements for adopting the resolutions and results thereof:

Item	Approval(a)	Disapproval	Abstention	Total number of voting rights exercised(b)	Approval rate ((a)/(b))	Results of resolutions
First Item	8,307,792 voting rights	6,600 voting rights	15,579 voting rights	8,496,643 voting rights	97.78%	Adopted
Second Item	8,302,895 voting rights	9,540 voting rights	15,636 voting rights	8,494,743 voting rights	97.74%	Adopted
Third Item

Takashi Hiroi	7,954,518 voting rights	354,338 voting rights	21,103 voting rights	8,496,631 voting rights	93.62%	Adopted
Fourth Item

Kiyoshi Kosaka	8,100,902 voting rights	213,481 voting rights	15,583 voting rights	8,496,638 voting rights	95.34%	Adopted
Akiko Ide	8,117,158 voting rights	197,205 voting rights	15,604 voting rights	8,496,639 voting rights	95.53%	Adopted
Michiko Tomonaga	6,493,849 voting rights	1,792,341 voting rights	43,767 voting rights	8,496,629 voting rights	76.43%	Adopted
Seiichi Ochiai	6,406,905 voting rights	1,874,991 voting rights	43,764 voting rights	8,492,332 voting rights	75.44%	Adopted
Takashi Iida	6,463,781 voting rights	1,822,383 voting rights	43,793 voting rights	8,496,629 voting rights	76.07%	Adopted

Notes: (1)	Requirements for adopting each of the resolutions are as follows:

•	First Item: Majority vote of shareholders entitled to exercise their voting rights present at the meeting.

•	Second Item: Two-thirds (2/3) majority vote of shareholders present at the meeting at which shareholders who hold shares representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders who are entitled to exercise their voting rights are present.

•	Third Item and Fourth Item: Majority vote of shareholders present at the meeting at which shareholders who hold shares representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders who are entitled to exercise their voting rights are present.

(2)	“Total number of voting rights exercised” is the sum of the number of voting rights exercised in advance up to and including the day before the Ordinary General Meeting of Shareholders plus the number of voting rights of shareholders who attended the meeting.

(5)	Reason for not including certain voting rights held by shareholders attending the Ordinary General Meeting in the number of voting rights exercised for approval or disapproval of or abstention from matters resolved:

The sum of the number of voting rights exercised up to and including the day before the meeting and the number of voting rights held by principal shareholders whose votes had been confirmed on the day of the meeting met the approval requirements for all matters to be resolved. Accordingly, the number of voting rights held by shareholders (other than principal shareholders) attending the Ordinary General Meeting and exercised for approval, disapproval or abstention have not been included.